FROST BROWN TODD LLC
Attorneys
Kentucky · Ohio · Indiana · Tennessee West Virginia

August 8, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attention	Peggy A. Fisher Assistant Director

Re:	MedPro Safety Products, Inc. Registration Statement on Form S-1 (File No. 333-149163) Response to Staff Comments

Dear Ms. Fisher:

On behalf of MedPro Safety Products, Inc. (“MedPro”), we hereby submit the following responses to comments 36 through 38 in the letter from the Commission’s staff dated July 29, 2008.

Item 9A(T). Controls and Procedures, page 28
Comment:

36.	We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007 because of the reverse acquisition that was consummated during the year. We believe that the surviving entity in a reverse merger succeeds to the Exchange Act reporting history of the legal acquirer in the transaction. Therefore, because the legal acquirer was required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

Please submit a response that explains how you considered the following factors in making your determination:

•	The timing of the transaction;
•	The magnitude of integration or changes in internal control over financial reporting as a result of the transaction; and
•	The significance of the issuer or legal acquirer’s assets, liabilities, and operations to the consolidated financial statements included in your annual report.

        Please provide us a response to this comment within 10 business days from receipt of this letter.

        Please note that failure to perform or complete management’s assessment may adversely affect the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

MedPro’s reverse merger with Dentalserv.com was effective on Friday, December 28, 2007, three days before the end of the fiscal year on Monday, December 31, 2007, the date as of which any assessment of internal control over financial reporting would been conducted.

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The Nevada corporation whose legal existence continued after the merger had been a public shell company within the meaning of Rule 12b-2 with no operations and nominal assets. Specifically, the balance sheet of Dentalserv.com immediately before the merger only consisted of $6,000 in current assets and a $60,000 liability. Its contribution to the financial results of the combined company is insignificant.

The merger of MedPro, a private operating company, into a non-operating public shell company resulted in the owners and management of MedPro assuming actual and effective operating control of the combined company after the transaction, with shareholders of the former shell company continuing only as passive investors. The transaction is equivalent to, and was accounted for as, the issuance of stock by the private company for the net monetary assets of the shell company, accompanied by a recapitalization. The financial statements and other information as of December 31, 2007 included in the combined company’s 10-K reflected almost entirely the financial results of MedPro, the private operating company.

In MedPro’s case, comparing the post-merger issuer (MedPro) to the pre-merger issuer (Dentalserv.com), the changes to internal control over financial reporting as a result of the transaction were substantial.

Item 308T of Regulation S-K is the special temporary rule that applies to a registrant that is a smaller reporting company with respect to an annual report filed by the registrant for a fiscal year ending on or after December 15, 2007 but before December 15, 2008. Item 308T requires the report of management on the registrant’s internal control over financial reporting pursuant to Rule 13a-15 as of the end of the registrant’s most recent fiscal year. Instruction 1 to Item 308T provides:

A registrant need not comply with paragraph (a) of this Item until it either had been required to file an annual report pursuant to section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or previously had filed an annual report with the Commission for the prior fiscal year. A registrant that does not comply shall include a statement in the first annual report that it files in substantially the following form: “This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.”

17 CFR 229.308T

In adopting Item 308T in December 2006, the Commission provided for a transition period for a newly public company before it becomes subject to the internal control over financial reporting requirements. In the adopting release, the Commission’s explained its purpose for adding the transition period as follows:

For many companies, preparation of the first annual report on Form 10-K, 10-KSB, 20-F or 40-F is a comprehensive process involving the audit of financial statements, compilation of information that is responsive to many new public disclosure requirements and review of the report by the company’s executive officers, board of directors and legal counsel. Requiring a newly public company and its auditor to complete the management report and auditor attestation report on the effectiveness of the company’s internal control over financial reporting within the same timeframe imposes an additional burden on newly public companies.

SEC Rel. Nos. 33-8760; 34-54942 (Dec. 15, 2006) at 23. The Commission added:

Specifically, we proposed that a newly public company would not need to comply with our internal control over financial reporting requirements in the first annual report that it files with the Commission. Rather, the company would begin to comply with these requirements in the second annual report that it is required to file with the Commission. We stated our belief in the Proposing Release that providing additional time for a newly public company to conduct its first assessment of internal control over financial reporting would benefit investors by making implementation of the internal control reporting requirements more effective and efficient and reducing the costs that a company faces in its first year as a public company. We also expressed a belief that the proposed transition period would limit any interference by our rules with a company’s business decision regarding the timing and use of resources relating to its initial U.S. listing or public offering.

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SEC Rel. Nos.. 33-8760; 34-54942 (Dec. 15, 2006) at 24.

        We based our conclusion that a report of management’s assessment regarding internal control over financial reporting was not required on the following factors:

•	For financial reporting purposes, the reverse merger is accounted for as the issuance of stock by the private company MedPro for the nominal net monetary assets of the public shell company Dentalserv.com, accompanied by a recapitalization.
•	For financial reporting purposes, the combined company is effectively treated as a new registrant. Form 8-K required MedPro to file, four business days after its reverse merger, all of the financial and other information that would be included in a de novo registration on Form 10, which MedPro filed on January 4, 2008.
•	Rule 13a-15 requires management to assess the effectiveness of internal control over financial reporting as of the end of the fiscal year. As of December 31, 2007, the financial reporting to be assessed was that of MedPro, which three days earlier had been a private company. The financial contribution of the public shell to the post-merger company that existed on December 31, 2007 was negligible as well as being insignificant for accounting purposes.
•	In adopting Item 308T in December 2006, the Commission intended to give newly public companies a transition period before becoming subject to the internal control over financial reporting requirements. The rationale for the transition period, as stated in the adopting release, applies directly to the situation of MedPro, which had been a private company three days before the end of fiscal year and whose Form 10 information was not due until four days after year-end.
•	It seemed illogical and contrary to the objectives of Item 308T to treat MedPro as the continuing company for the purpose of substantive financial reporting, but then to treat the public shell company as the continuing entity for the purpose of the assessment of internal control over financial reporting requirement.
•	If an assessment of internal control over financial reporting were required simply because the non-operating public shell company with nominal assets filed two prior 10-Ks (which are essentially irrelevant to financial reporting and internal control assessment by the post-merger company), it would lead to one of the following outcomes:
•	MedPro would have to provide management’s assessment report as of a date three days after it became a public company. Conducting an evaluation of its internal control over financial reporting based upon a suitable, recognized control framework, as required by Rule 13a-15, in only three days would pose an impossible burden for MedPro.
•	MedPro’s historic business would be excluded from management’s report on internal control over financial reporting. See Question 3 to Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Frequently Asked Questions (revised September 24, 2007). In this case, the assessment report included in the 10-K would cover only a negligible portion of the post-merger company.

Both of these outcomes would be contrary to the objectives of Item 308T stated in the adopting release. In the first instance, the 10-Ks filed by the shell company would be of no benefit to management in conducting its evaluation of the internal control of the post-merger company. It would not be possible for a newly public, smaller reporting company to conduct an evaluation of its internal control over financial reporting in only three days and meaningfully comply with Rule 13a-15. In the second instance, an assessment of the internal control of a non-operating shell company would be a purely formal exercise, providing little benefit to investors evaluating the post-merger operating company.

Had MedPro not merged with Dentalserv.com, and instead filed a Form 10-K to register under the Exchange Act effective December 28, 2007, its financial results would not have been materially different at December 31, 2007, but it would not have to include management’s assessment until its 10-K for the 2008 fiscal year. Since the financial consequences from becoming a public company under both scenarios are virtually the same, and the financial impact of using a public shell company in one scenario is insignificant, relying solely on which legal entity survives the transaction

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and not the substance of the transaction to determine when the first assessment of internal control must be conducted does not seem to be consistent with the Commission’s stated objectives to reduce the burden of first-time reporting companies and improve the quality of the internal control assessment.

Comment:

37.	Please disclose any change in internal control over financial reporting that occurred during the fourth quarter of the fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting or confirm to us that there were none. Refer to Item 308T(b) of Regulation S-K.

Response	We did not address the evaluation of changes in internal control during the fourth quarter of 2007 pursuant to Rule 13a-15(d) in the belief that MedPro would not be required to conduct its first assessment of internal control over financial reporting until December 31, 2008, pursuant to Rule 308T. See the response to comment 36.

Item 15. Exhibits and Financial Statement Schedules, page 37
Comment:

38.	We see that your certifications are not complete. In that regard we see that you did not provide the complete introductory language of paragraph 4, paragraphs 4(b) and 4(d), and paragraph 5 of Item 601(b)(31) of Regulation S-K. Please revise to provide complete and currently dated certifications from your Chief Executive and Chief Financial Officers exactly as specified in Item 601(b)(31) of Regulation S-K. This comment also applies to the certifications included in your Form 10Q as of March 31, 2008.

Response	The certifications omit references to internal control over financial reporting, in accordance with SEC Rel. Nos. 33-8238; 34-47986; IC-26068 (June 5, 2003), in the belief that MedPro would not be required to conduct its first assessment of internal control over financial reporting until December 31, 2008, pursuant to Rule 308T. See the response to comment 36.

        Please call me (telephone 502.568.0277) if you have any questions or need additional information.

Sincerely,

FROST BROWN TODD LLC

By:	/s/ Alan K. MacDonald Alan K. MacDonald, Member

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